Exhibit 99.1

news release

Hydro One announces appointment of Chief Corporate Development Officer

TORONTO – February 21, 2018 – Hydro One Limited (Hydro One) is pleased to announce the appointment of Patrick Meneley as Executive Vice President (EVP) and Chief Corporate Development Officer effective March 1, 2018.

Mr. Meneley was most recently EVP, Wholesale Banking at TD Bank Group and Vice Chair and Head of Global Corporate and Investment Banking for TD Securities. He spent 15 years building one of the leading corporate and investment banking businesses in Canada along with a profitable and growing franchise in the U.S.

“Patrick’s proven track record as a passionate business builder uniquely positions him to drive innovation and growth at Hydro One as we gain momentum in becoming a leading North American utility,” said Mayo Schmidt, President and CEO, Hydro One Limited. “His reputation for building a performance culture based on trust and integrity will improve our competitive position and create greater value for Hydro One’s shareholders and communities.”

Mr. Meneley is a results-driven, highly-regarded, proven leader with international experience. At Hydro One, he will be responsible for leading strategy, innovation and mergers and acquisitions. Mr. Meneley joins a forward-looking executive team charged with delivering outstanding customer service, operational excellence, innovation and growth.

“I am excited to join Hydro One at this key moment in its transformation into a commercially-focused organization and a leading investor-owned utility,” said Mr. Meneley. “I look forward to working with the team to create significant growth as well as shareholder and customer value.”

Mr. Meneley holds a Bachelor of Commerce from the University of British Columbia and a Masters of Business Administration from Western University.

About Hydro One Limited

We are Ontario’s largest electricity transmission and distribution provider with more than 1.3 million valued customers, over $25 billion in assets and 2017 annual revenues of nearly $6 billion. Our team of over 7,400 skilled and dedicated regular and non-regular employees proudly and safely serves suburban, rural and remote communities across Ontario through our 30,000 circuit km of high-voltage transmission and 123,000 circuit km of primary distribution networks. Hydro One is committed to the communities we serve, and has been rated as the top utility in Canada for its corporate citizenship, sustainability, and diversity initiatives. We are one of only five utility companies in Canada to achieve the Sustainable Electricity Company designation from the Canadian Electricity Association. We also provide advanced broadband telecommunications services on a wholesale basis utilizing our extensive fibre optic network. Hydro One Limited’s common shares are listed on the Toronto Stock Exchange (TSX: H).

Forward-Looking Statements and Information

This press release may contain “forward-looking information” within the meaning of applicable securities laws. Words such as “expect,” “anticipate,” “intend,” “attempt,” “may,” “plan,” “will”, “can”, “believe,” “seek,” “estimate,” and variations of such words and similar expressions are intended to identify such forward-looking information. These statements are not guarantees of future performance or actions and involve assumptions and risks and uncertainties that are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed, implied or forecasted in such forward-looking information. Some of the factors that could cause actual results or outcomes to differ materially from the results expressed, implied or forecasted by such forward-looking information, including some of the assumptions used in making such statements, are discussed more fully in Hydro One’s filings with the securities regulatory authorities in Canada, which are available on SEDAR at www.sedar.com. Hydro One does not intend, and it disclaims any obligation, to update any forward-looking information, except as required by law.

For more information, contact Hydro One Media Relations 24 hours a day at 1-877-506-7584 (toll-free in Ontario only) or 416-345-6868. Our website is www.HydroOne.com. Follow us on facebook.com/hydrooneofficial, twitter.com/hydroone and instagram.com/hydrooneofficial.

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